Mail Stop 4561

August 5, 2008

Glen E. Tullman
Chairman and Chief Executive Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart, Suite 2024
Chicago, IL 60654

RE: **Allscripts Healthcare Solutions, Inc.**
Revised Preliminary Proxy Statement on Schedule 14A
File No. 000-32085
Date Filed: July 21, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008

Dear Mr. Tullman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Revised Preliminary Proxy Statement

General

1.   The description of the transaction on the cover should be consistent with the information provided in response to comment 3 of our letter dated July 11, 2008 and the additional disclosure provided on page 2. Although we note the illustrative examples provided on page 2 and enhanced disclosure added to the amended proxy statement, concise cover page disclosure of how the post-Merger percentage ownership of pre-Merger stockholders may fluctuate, appears warranted. Given that the percentage ownership of pre-Merger stockholders potentially may fall to 37.2% from 45.3% if all of the debentures and options are converted and/or exercised, please revise your disclosure to convey this concisely in Allscripts' letter to stockholders.

Opinion and Analysis of Allscripts' Financial Advisor, page 50

2.   Refer to comment 38 of our letter dated July 11, 2008. Please provide a more detailed explanation of the basis upon which you concluded that the projections Allscripts provided to Misys would not be material to Allscripts investors in their assessment of the adequacy of the consideration being paid by Misys.

 Material U.S. Federal Income Tax Consequences of the Transactions, page 64

3.   We note your response to comment 17 of our letter dated July 11, 2008. Please indicate how you reached the disclosed conclusions relating to the federal income tax consequences of the transactions. Specify the basis upon which you reached the conclusion that the taxable/non-taxable outcome of the reorganization to Allscripts and Misys were not material to Allscripts investors. Explain why the transaction, if taxable to the registrant or the merger survivor, would not have a material effect on operating results or financial condition.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 103

4.   We note that after the step up, pro forma annual amortization will be approximately $14.5 million. We also note that historical amortization was approximately $14.2 million. Please explain to us why the $113.6 million step up in fair value only resulted in additional amortization of approximately $0.3 million.

Combined Financial Statements - Misys Healthcare Systems

Notes to Combined Financial Statements

4. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.   Your response to prior comment number 24 indicates that you offered a promotion to certain customers whereby payment terms were extended to six months for add on purchases. Please tell us how you have considered the collectibility criteria and the fixed or determinable criteria within paragraphs 8 and 27-30 of SOP 97-2. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice.

Form 10-K for the Fiscal Year Ended December 31, 2007 – Allscripts Healthcare Solutions, Inc.

Financial Statements

Consolidated Statements of Operations, page 50

6.   Your response to prior comment number 33 indicates that the majority of your revenues are from arrangements accounted for under SOP 81-1 where the software and service components are combined into one accounting unit. If you are unable to accurately separate and report product and service revenues from these arrangements please tell us how you considered providing a separate revenue and cost of revenue line item for the 81-1 arrangements. As part of your response, please provide us with a breakdown of the "software and related services" line item for the periods presented. At a minimum, please quantify the revenues from 81-1 arrangements, maintenance services and other services.

7.   Your response to prior comment number 33 indicates that you will separately disclose revenue from products and services in the Form 10-Q subsequent to the consummation of the merger. Please explain to us how you intend to separately present revenues from your 81-1 arrangements.   Describe, in detail, any allocation methodologies you will use.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Christine Davis at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462. If you thereafter require additional assistance, please contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Gary D. Gerstman
         by facsimile at 312.853.7036